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SEC FILE NUMBER
8-66105

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING September 1, 2021 (MM/DD/YY) AND ENDING August 31, 2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: First Public, LLC

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

12007 Research Blvd.
(No. and Street)

Austin	Texas	78759
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

William Mastrodicasa, Managing Director	512-467-3686	bill.mastrodicasa@firstpublic.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Moss Adams LLP
(Name – if individual, state last, first, and middle name)

14555 Dallas Pkwy, Suite 300	Dallas	Texas	75254
(Address)	(City)	(State)	(Zip Code)

10/16/2003	659
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

RMS

OATH OR AFFIRMATION

I, William Mastrodicasa, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of First Public, LLC, as of 8/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

CARRIE L. BARRON
Notary Public, State of Texas
Comm. Expires 08-28-2023
Notary ID 4832140

Signature: [signature]

Title: Managing Director

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FIRST PUBLIC, LLC
TABLE OF CONTENTS

Financial Statements and Supplementary Information

Review Report on Management's Exemption Report

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Managing Director
First Public, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of First Public, LLC (the Company) as of August 31, 2022, and the related statements of income, changes in member's capital, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of August 31, 2022, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Opinion on the Supplementary Information

The supplementary information in Schedule I has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The information in Schedule I is the responsibility of the Company's management. Our audit procedures include determining whether the information in Schedule I reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in Schedule I. In forming our opinion on the information in Schedule I, we evaluated whether the information in Schedule I, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5.

In our opinion, the information in Schedule I is fairly stated in all material respects in relation to the financial statements as a whole.

Moss Adams LLP

Dallas, Texas
October 26, 2022

We have served as the Company's auditor since 2016.

FIRST PUBLIC, LLC

STATEMENT OF FINANCIAL CONDITION

AUGUST 31, 2022

ASSETS		
Cash and cash equivalents	$	3,128,049
Accounts receivable		637,976
Prepaid expenses		42,587
Total Assets	$	3,808,612
LIABILITIES AND MEMBER'S CAPITAL		
Accounts payable and other liabilities	$	58,473
Accounts payable to affiliated organization		771,289
Accrued liabilities due affiliated organization		114,425
Total Liabilities		944,187
Member's Capital		2,864,425
Total Member's Capital		2,864,425
Total Liabilities and Member's Capital	$	3,808,612

The accompanying notes are an integral part of these financial statements.

FIRST PUBLIC, LLC

STATEMENT OF INCOME

FOR THE YEAR ENDED AUGUST 31, 2022

Revenue:		
Lone Star Investment Pool administrative services	$	7,032,548
Benefits Cooperative administrative services		361,986
Interest income, net		20,487
Total Revenue		7,415,021
Operating Expenses:		
Employee lease with affiliated organization		1,896,289
Administrative services provided by affiliated organization		1,369,529
Building lease with affiliated organization		69,243
Other purchased and contract services		97,762
Insurance		75,304
Consultants		48,292
Outside counsel		18,094
Software support/license fee		23,100
Financial audit		21,500
Other expenses		21,140
Total Operating Expenses		3,640,253
Net Income	$	3,774,768

The accompanying notes are an integral part
of these financial statements.

FIRST PUBLIC, LLC

STATEMENT OF CHANGES IN MEMBER'S CAPITAL

FOR THE YEAR ENDED AUGUST 31, 2022

		MEMBER'S CAPITAL
Beginning Balance	$	2,589,657
Net income		3,774,768
Capital distributions		(3,500,000)
Ending Balance	$	2,864,425

The accompanying notes are an integral part of these financial statements.

FIRST PUBLIC, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED AUGUST 31, 2022

Cash flows from operating activities:	
Net income	$ 3,774,768
Changes in assets and liabilities:	
Decrease in accounts receivable	234,573
Increase in prepaid expenses	(3,391)
Decrease in accounts payable and other liabilities	(1,887)
Decrease in accounts payable to affiliated organization	(49,856)
Increase in accrued liabilities due affiliated organization	20,556
Net cash provided by operating activities	3,974,763
Cash flows from financing activities:	
Capital distributions	(3,500,000)
Net cash used in financing activities	(3,500,000)
Net increase in cash and cash equivalents	474,763
Cash and cash equivalents, beginning of year	2,653,286
Cash and cash equivalents, end of year	$ 3,128,049

The accompanying notes are an integral part of these financial statements.

FIRST PUBLIC, LLC
NOTES TO FINANCIAL STATEMENTS
AUGUST 31, 2022

NOTE 1–NATURE OF OPERATIONS

Formed in 2003, First Public, LLC (First Public) provides financial and insurance related services to school districts and other local governments within the State of Texas. First Public is a Texas limited liability company (Texas Bus. Org. Code §101.001, et seq.) and a wholly-owned subsidiary of the Texas Association of School Boards, Inc. (TASB). First Public is registered with the Securities and Exchange Commission (SEC) as a broker-dealer, pursuant to the Securities Exchange Act of 1934, as amended, and the Texas State Securities Board. First Public is a member of the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rulemaking Board (MSRB), and the Securities Investor Protection Corporation (SIPC). First Public holds a general agency license with the Texas Department of Insurance for life, accident, and health/HMO insurance, and is a licensed Third Party Administrator (TPA).

NOTE 2–SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION:

The accompanying financial statements have been prepared on the accrual basis. First Public recognizes revenue when earned and expenses in the period in which such items are incurred.

USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS:

For the purpose of the Statement of Cash Flows, all cash on deposit and short-term investments with original maturities of three months or less are considered to be cash equivalents. Cash and cash equivalents at August 31, 2022, consist of cash and a money market mutual fund. The financial institution holding First Public's cash account is participating in the Federal Deposit Insurance Corporation's (FDIC) insurance program. Management monitors cash account balances in an attempt to keep them below FDIC insurance coverage of $250,000. At August 31, 2022, First Public had $2,953,165 invested in a single money market mutual fund with a Standard & Poor's rating of AAAm. The carrying value of cash and cash equivalents approximates their fair value.

CONTRACT BALANCES:

The timing of First Public's revenue recognition may differ from the timing of payment by First Public customers. The use of the term "customer" or "customers" throughout this report is consistent with the nomenclature of generally accepted accounting principles.

First Public records a receivable when revenue is recognized prior to payment and has an unconditional right to such payment. Additionally, First Public records a liability when the payment is received but the performance obligations have not yet been satisfied.

Accounting Standards Codification (ASC) Topic 326, *Financial Instruments – Credit Losses*, requires an organization to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. First Public takes into consideration the composition of the receivables, current economic conditions, the estimated net realizable value of the underlying collateral, historical loss experience, delinquency, and bankrupt accounts when determining management's estimate of probable credit losses and the adequacy of the allowance for credit losses. Any receivables deemed uncollectible are written off against the allowance. First Public has not experienced a history of significant losses, and as such, management has not recorded an allowance for credit losses on these receivables.

At August 31, 2022, accounts receivable consist primarily of Lone Star administrative services fees for August 2022 and outstanding Benefits Cooperative administrative services fees. Benefits Cooperative administrative services fees represent commissions earned by First Public through August 31, 2022, that are still to be received from various insurance agents and carriers. The following table provides beginning and ending accounts receivable balances by activity for the 2021-22 fiscal year:

	September 1, 2021	August 31, 2022
Lone Star Investment Pool Administrative Services	$448,154	$556,777
Benefits Cooperative Administrative Fees	424,395	81,199
Total Accounts Receivable	$872,549	$637,976

First Public had no contract liabilities related to customers as of September 1, 2021 or August 31, 2022.

INCOME TAXES:

First Public is included in the consolidated federal income tax return filed by TASB. TASB is exempt from income taxes under Section 501(c)(3) of the Internal Revenue Code. No provision for income tax expense has been made related to First Public activities in reliance on Private Letter Ruling 501.03-33. TASB files income tax returns in the United States Federal jurisdiction. With a few exceptions, TASB is no longer subject to United States Federal examinations by taxing authorities for years prior to the year ended August 31, 2018.

At August 31, 2022, management has determined that First Public had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

SIGNIFICANT AGREEMENTS:

Under an administrative services agreement, First Public provides Lone Star Investment Pool (Lone Star) with administrative and distribution services. Lone Star is a public funds investment pool established in 1991, in accordance with the Interlocal Cooperation Act (Chapter 791 of the Texas Government Code) and the Public Funds Investment Act (Chapter 2256 of the Texas Government Code).

The objective of Lone Star is to maintain safety of principal and liquidity while providing participating governmental entities with the highest possible rate of return for invested funds. Units of Lone Star are offered exclusively to Texas governmental entities, including school districts, cities, counties, special districts, and agencies of the State of Texas. The current administrative services agreement between First Public and Lone Star is effective September 1, 2019 through August 31, 2024, and either party may terminate the agreement with 180 days prior written notice. First Public earned $7,032,548 under the agreement for the fiscal year ended August 31, 2022, which represents approximately 95 percent of First Public's total revenue. At August 31, 2022, $556,777 of this earned revenue was receivable from Lone Star.

Under an administrative services agreement, First Public provides the TASB Benefits Cooperative (Benefits Cooperative) with various administrative services. The Benefits Cooperative is organized under the Interlocal Cooperation Act (Chapter 791 of the Texas Government Code). The Benefits Cooperative assists participating governmental entities with attracting and retaining employees by offering group and individual insurance coverage, as well as other employee benefit-related services. First Public serves as agent or agent of record for insurance carriers serving the Benefits Cooperative members. Additionally, First Public provides administrative services to the Benefits Cooperative that include, but are not limited to, engagement of various service providers (e.g. TPA, benefits consultant, and TPA software provider); publicizing and marketing; facilitating employee benefit enrollments for Benefits Cooperative members; and implementation of other Benefits Cooperative initiatives.

First Public serves the Benefits Cooperative under an administrative services agreement effective September 1, 2020 through August 31, 2025. Either party may terminate this agreement with 180 days prior written notice. In consideration for administrative services provided by First Public to the Benefits Cooperative, First Public is authorized to receive commissions and related supplemental compensation under separate agreements with various insurance agents and carriers that offer and provide associated support for group and individual insurance coverage to Benefits Cooperative members and their employees. Commissions and supplemental compensation earned by First Public are based on monthly participant enrollment activity reported by individual carriers. First Public earned $361,986 under this agreement for the fiscal year ended August 31, 2022, which represents approximately five percent of First Public's total revenue. At August 31, 2022, $81,199 of the earned revenue was receivable from the various insurance agents and carriers.

REVENUE RECOGNITION:

ASC Topic 606, *Revenue from Contracts with Customers* requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction prices, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Revenue from contracts with customers includes Lone Star Investment Pool Administrative Services and Benefits Cooperative Administrative Fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events. The economic conditions impacting First Public's revenue are general economic conditions in the United States and the state of Texas.

Lone Star Investment Pool Administrative Services – First Public provides Lone Star with administrative and distribution services on a daily basis. First Public believes the performance obligation for providing these services is satisfied over time, as Lone Star is receiving and consuming the benefits as they are provided by First Public. Administrative services revenue is earned ratably by First Public over the service period based on the monthly average balances of Lone Star, and payment for monthly administrative services is received on a monthly basis.

Benefits Cooperative Administrative Fees – First Public provides the Benefits Cooperative with administrative services. In consideration for these services, First Public receives commissions and related supplemental compensation under separate agreements with various insurance agents and carriers. Administrative services revenue is earned through the sale of insurance products to Benefits Cooperative members and their employees, and First Public believes the performance obligation is satisfied at the time of each individual sale. Administrative services revenue is based on commissions for premiums associated with participant enrollment in insurance programs underwritten by the various carriers. Payment is received from the various insurance agents and carriers upon their receipt of payment from Benefits Cooperative members and their employees.

LEASES:

ASC Topic 842, *Leases* requires lessees to recognize a lease liability and a right-of-use asset for all leases (with the exception of short-term leases) at the commencement date of the lease and disclose key information about lease arrangements. First Public determines if an arrangement is a lease at inception. First Public made an accounting policy to not capitalize leases with an initial term of 12 months or less. Currently, First Public has no long-term leases.

NOTE 3–RELATED PARTY TRANSACTIONS

TEXAS ASSOCIATION OF SCHOOL BOARDS, INC.:

First Public has entered into separate agreements with TASB for administrative services, office space, and employee leasing. The administrative services agreement is for TASB's performance of administrative duties relating to the day-to-day operations and administration of First Public, including providing office equipment and supplies, facilitating employee benefits and insurance for First Public staff, and arranging, monitoring and paying for professional services required by First Public. An administrative services agreement was entered into as of September 1, 2018 and was superseded by a new agreement entered into as of June 16, 2022. The current agreement remains in effect until terminated by either party for convenience (upon providing 30 days prior written notice) or for cause as set out in the agreement.

For the fiscal year ended August 31, 2022, First Public incurred expenses totaling $1,369,529 under the agreement. At August 31, 2022, $334,517 and $17,042, has been recorded in accounts payable to and accrued liabilities due affiliated organization, respectively, in the Statement of Financial Condition.

TASB bills First Public for all compensation and benefit costs associated with all TASB employees assigned to perform services for First Public under the employee lease agreement between TASB and First Public. The current employee lease agreement was entered into as of September 1, 2018, and remains in effect until terminated by either party providing 30 days prior written notice to the other party. For the fiscal year ended August 31, 2022, First Public incurred expenses totaling $1,896,289 under the agreement. At August 31, 2022, $419,461 and $97,383, has been recorded in accounts payable to and accrued liabilities due affiliated organization, respectively, in the Statement of Financial Condition.

During the year ended August 31, 2022, First Public made one distribution to TASB for a total of $3,500,000, which is reflected in the Statement of Changes in Member's Capital.

Additional related party transactions are disclosed in Note 5 – Facility Lease.

NOTE 4–NET CAPITAL REQUIREMENTS

First Public is subject to the Uniform Net Capital Rule of the SEC under Rule 15c3-1. The rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and designates a minimum net capital requirement of $100,000, pursuant to subparagraph (a)(2)(iii). The SEC requirements also provide that equity capital may not be withdrawn or distributions made if certain minimum net capital requirements are not met. At August 31, 2022, First Public had net capital of $2,124,799, which was $2,024,799 in excess of the amount required to be maintained at that date. First Public's ratio of aggregate indebtedness to net capital was .44 to 1, at August 31, 2022.

First Public does not hold customer funds or securities. First Public operates with reliance on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5.

NOTE 5–FACILITY LEASE

By written agreement, First Public leases facilities from TASB under an operating lease entered into effective September 1, 2018, which remains in effect until terminated by either party providing 30 days prior written notice to the other party. According to the terms of the lease agreement, the portion of the building used by First Public shall be determined solely by TASB, who need only to provide First Public with reasonable notice of any change or relocation. The September 1, 2018 lease was amended effective September 1, 2019, September 1, 2020, and September 1, 2021. The current lease agreement, as amended, requires monthly rental fees of $5,770. Rent expense incurred for the fiscal year ended August 31, 2022 totaled $69,243. At August 31, 2022, $17,311 was owed to TASB under the terms of the lease agreement and has been recorded in accounts payable to affiliated organization in the Statement of Financial Condition.

NOTE 6 –FAIR VALUE OF ASSETS AND LIABILITIES

ASC Topic 820, *Fair Value Measurements,* defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC Topic 820 also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:

- **Level 1 -** Quoted prices for identical assets or liabilities in active markets that First Public has the ability to access.

- **Level 2 -** Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

- **Level 3 -** Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Following is a description of the inputs and valuation methodologies used for assets and liabilities measured at fair value on a recurring basis and recognized in the accompanying balance sheet, as well as the general classification of such assets pursuant to the valuation hierarchy:

Cash and Cash Equivalents – The carrying amount approximates fair value. All share-valued cash holdings have been deemed level 1.

Accounts Receivable and Payable – The carrying amount is at cost, which approximates fair value.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

From time to time, First Public may be involved in legal disputes or matters that are incident to the normal course of business. In the opinion of management, the ultimate disposition of such matters is not expected to have any material adverse effect on First Public's financial positions, results of operations, or cash flows.

Schedule I

FIRST PUBLIC, LLC

NET CAPITAL COMPUTATION

AS REQUIRED BY EXCHANGE ACT RULE 15c3-1

AUGUST 31, 2022

Computation of net capital:		
Total member's capital	$	2,864,425
Nonallowable assets:		
Accounts receivable		637,976
Prepaid expenses		42,587
Total nonallowable assets		680,563
Net capital before haircuts		2,183,862
Haircuts on money market mutual funds		59,063
Net capital		2,124,799
Minimum net capital requirement (greater of $100,000 or 1/15 of aggregate indebtedness)		100,000
Excess net capital	$	2,024,799
Aggregate indebtedness		$944,187
Ratio of aggregate indebtedness to net capital		.44 to 1

There were no material differences between the audited computation of Net Capital included in this report and the corresponding schedule included in First Public's unaudited August 31, 2022 Part IIA FOCUS filing.

MOSSADAMS

Report of Independent Registered Public Accounting Firm

To the Managing Director
First Public, LLC

We have reviewed management's statements, included in the accompanying First Public, LLC's Exemption Report (the exemption report), in which:

1) First Public, LLC does not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3; and

2) First Public, LLC states First Public, LLC is filing the exemption report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 (Footnote 74) because, throughout the most recent fiscal year, without exception:

   - First Public, LLC limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to First Public, LLC, and

   - First Public, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to First Public, LLC; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3).

First Public, LLC's management is responsible for compliance with the provisions of Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Public, LLC's compliance with the provisions of Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions of Footnote 74 of SEC Release No. 34-70073.

Moss Adams LLP

Dallas, Texas
October 26, 2022

FIRST PUBLIC®
Member FINRA/SIPC
12007 Research Blvd. • Austin, Texas 78759
800.558.8875 • firstpublic.com

First Public, LLC
Exemption Report

First Public, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

- For the fiscal year ending August 31, 2022, the Company does not claim an exemption under paragraph (k) of 17 C.F.R. §240. 15c3-3, and

- The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits its business activities exclusively to (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. Additionally, the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the fiscal year ended August 31, 2022 without exception.

I, William Mastrodicasa, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

William Mastrodicasa, Managing Director
First Public, LLC

Date 10/26/22

A SUBSIDIARY OF TASB